Exhibit D-2


                        The Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                                  Department of
                          Telecommunications and Energy


                                                               December 21, 2001


D.T.E. 01-75

Petition of Bay State Gas Company for approval to participate in a Money Pool Agreement under Massachusetts General Laws, Chapter 164, ss. 17A, as amended.

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APPEARANCES:       Mary Beth Ladd, Esq.
                   Rubin & Rudman, LLP
                   50 Rowes Wharf
                   Boston, Massachusetts 02110

                         FOR: BAY STATE GAS COMPANY
                         Petitioner
                         ----------

                   Amy G. Rabinowitz, Esq.
                   25 Research Drive
                   Westborough, Massachusetts 01582-0099
                         FOR: MASSACHUSETTS ELECTRIC COMPANY
                         Limited Participant
                         -------------------


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D.T.E. 01-75                                                              Page 1



I. INTRODUCTION
---------------

         On September 19, 2001, Bay State Gas Company ("Bay State" or "Company"), pursuant to G.L. c. 164,ss.17A, filed a petition with the Department of Telecommunications and Energy ("Department") for approval to participate in the NiSource Inc. System Money Pool ("Money Pool"). Bay State is a wholly-owned subsidiary of NiSource, Inc. ("NiSource") (Exh. DTE 2-19). Pursuant to notice duly issued, a public and evidentiary hearing was held at the offices of the Department on November 6, 2001. The Department granted Massachusetts Electric Company's motion for limited participation. In support of the petition, Bay State sponsored the testimony of Vincent Rea, Director of Treasury and Corporate Finance of NiSource Corporate Services, Inc. ("NiSource Corporate").(1) The evidentiary record consists of 23 Department exhibits, seven Bay State exhibits, and responses to seven record requests.

II. THE COMPANY'S PROPOSAL
--------------------------

         The Company seeks the approval of the Money Pool to replace an existing money pool arrangement that the Department originally approved in Bay State Gas Company, D.P.U. 96-69 (1996), and subsequently amended in NIPSCO-Bay State Acquisition, D.T.E. 98-31 (1998), as well as another money pool presently used


-------------------

(1) NiSource Corporate is a wholly-owned subsidiary of NiSource that provides administrative, management, and support services to NiSource affiliates
(Exh. DTE 2-18; Tr. 34, 39).


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D.T.E. 01-75                                                              Page 2



by those companies formerly affiliated with Columbia Energy Group(2) and an intercompany loan process used by other NiSource affiliates (Exhs. BSG-5, at 2; DTE 2-10; Tr. at 25-27). The combined Money Pool is intended to have 47 members (collectively, "Participants"), of which four would only be eligible to invest in the Money Pool, and the remaining 43 would be eligible to both invest in and borrow from the Money Pool (Exhs. BSG-6, at 3, Att. A; DTE 2-22; Tr. at 40-41). The overall objective of the Money Pool is to meet the short-term borrowing requirements of the Participants in a manner that pools the resources of all of the Participants to achieve a lower cost of borrowing (Exh. BSG-1A, at 2-3; Tr. at 31-32). The obligations of the Participants are several, rather than joint,(3) and Participants may terminate their involvement in the Money Pool at any time, without penalty and without prior notice (Exhs. BSG-1A, at 4; BSG-6, at 13-14). Participants are not obligated to use the Money Pool to obtain any portion of their short-term borrowing requirements (Tr. at 36).

         Under the Money Pool, the Participants' daily cash surpluses will be pooled together (Exh. BSG-1A, at 3). NiSource Corporate, as administrator of the Money Pool, will determine the cash and borrowing needs of the Participants on a daily basis (Exhs. BSG-1A, at 3; BSG-6, at 12-13; Tr. at 32-33). Excess funds available from the Money Pool will be loaned to those eligible Participants that have short-term borrowing needs (Exhs. BSG-1A, at 3; BSG-5, at 12-13;
Tr. at 33).


-------------------

(2) Columbia Energy Group was acquired by NiSource in November of 2000 (Tr. at 10).

(3) That is, the obligations of any individual Participant are not attributable to any other Participant.


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D.T.E. 01-75                                                              Page 3


         To the extent that surplus funds are inadequate to meet the borrowing needs of the Participants, NiSource Finance Corporation ("NiSource Finance")(4) will secure financing on behalf of those Participants through external borrowing, primarily through the sale of commercial paper, as well as bank lines of credit and other financing arrangements (Exhs. BSG-1, at 3; BSG-1A, at 3;
DTE 1-1; DTE 2-3). Participants that either borrow from or invest in the Money Pool will pay a monthly interest rate ("Composite Rate") equal to the weighted average daily interest rate on (1) short-term external borrowings by NiSource Finance plus (2) NiSource Finance's earnings on external investments (Exhs. BSG-6, at 11-12; DTE 1- 1).(5) The cost of providing external funds to Participants of the Money Pool will be allocated on a pro rata basis according to the amount of funds borrowed monthly by each Participant (Exh. BSG-1A, at 3). NiSource intends to allocate credit facility fees via its NiSource Corporate billing formula, which apportions fees to borrowers on the basis of the ratio of the total maximum borrowing limitation of each borrower to the total maximum borrowing limitation for the entire money pool (Exhs. BSG-1A, at 3; DTE 2-15).

         Bay State stated that the Money Pool will provide Participants with greater financing flexibility and a lower cost of borrowing than would otherwise be available to them (Exh. BSG-1A, at 4). The Company asserts that the Money Pool allows Participants the opportunity to earn greater returns on surplus


-------------------

(4) NiSource Finance is a wholly-owned subsidiary of NiSource that provides financial services to NiSource affiliates.

(5) By way of illustration, if NiSource Finance's external borrowings are $80,000,000 at an interest rate of 4.0 percent, and its external investments are $5,000,000 at an interest rate of 3.0 percent, the Composite Rate would be 3.94 percent (Exh. DTE 1-1, at 3)


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D.T.E. 01-75                                                              Page 4


funds than would otherwise be available to individual Participants (id.). Further, Bay State asserts that the Money Pool will reduce consolidated lines of credit that result from improved utilization of funds and will provide Participants with greater flexibility by reducing the necessity for borrowing from banks and resorting to the commercial paper program (id.). In addition, Bay State contends that it will benefit under the proposed Money Pool because it will continue to share financing expenses (i.e., rating agency and bank fees) with participating affiliates, as well as take full advantage of the former Columbia Energy Group money pooling system and treasury workstation platform (id.; Exh. DTE 2-10).

III. STANDARD OF REVIEW
-----------------------

         Pursuant to G.L. c. 164,ss.17A, a gas or electric company must obtain written Department approval in order to "loan its funds to, guarantee or endorse the indebtedness of, or invest its funds in the stock, bonds, certificates of participation or other securities of, any corporation, association or trust . . . ." The Department has indicated that such proposals must be
"consistent with the public interest," that is, ass.17A proposal will be approved if the public interest is at least as well served by approval of the proposal as by its denial. Bay State Gas Company, D.P.U. 91-165, at 7 (1992); see Boston Edison Company, D.P.U. 850 (1983).

         The Department has stated that it will interpret the facts of each ss. 17A case on its own merits to make a determination that the proposal is consistent with the public interest. D.P.U. 91-165, at 7. The Department will base its determination on the totality of what can be achieved rather than a determination of any single gain that could be derived from the proposed


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D.T.E. 01-75                                                              Page 5



transactions. Id.; see D.P.U. 850, at 7. The Department also found that the consistency standard best accommodates the Department's interest in protecting the utility's ratepayers from the adverse effects of unwarrantedss.17A transactions and a utility's interest in having flexibility in a changing marketplace to meet long term objectives of its ratepayers and shareholders. D.P.U. 91-165, at 7; Boston Edison Company, D.P.U. 97-17, at 6 (1997).

         Thus, the Department's analysis must consider the overall anticipated effect on ratepayers of the potential harms and benefits of the proposal. D.P.U. 91-165, at 8. The effect on ratepayers may include consideration of a number of factors, including, but not limited to: the nature and complexity of the proposal; the relationship of the parties involved in the underlying transaction; the use of funds associated with the proposal; the risks and uncertainties associated with the proposal; the extent of regulatory oversight on the parties involved in the underlying transaction; and the existence of safeguards to ensure the financial stability of the utility. Id.

IV. ANALYSIS AND FINDINGS
-------------------------

         The features of the proposed Money Pool are similar to those found in previously approved financial arrangements of this nature. See Boston Gas Company/Colonial Gas Company/Essex Gas Company, D.T.E. 00-100 (2001); Massachusetts-American Water Company/The Salisbury Water Supply Company, D.T.E. 00-43, at 6 (2000); Bay State Gas Company, D.P.U. 96-69, at 4 (1996);
Massachusetts Electric Company, D.P.U. 91-133 (1992).


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D.T.E. 01-75                                                              Page 6



         Bay State has presented credible evidence that its participation in the Money Pool would produce savings to the Company, and ultimately its ratepayers, in a variety of ways. First, the Company's participation would allow it to borrow from the Money Pool at a lower rate of interest than would be available to it from external sources (Exh. DTE 2-11). Second, if Bay State were to require outside financing because of insufficient funds in the Money Pool to meet the overall borrowing needs of its Participants, NiSource would be able to borrow those funds at a lower interest rate than would the Company because Nisource's greater size and market exposure provides greater access to the commercial paper and bank financing markets (Exhs. BSG-4; DTE 2-11). While the annual interest charges paid by the Company would depend upon actual borrowings from the Money Pool, Bay State has presented credible evidence that its participation in the Money Pool would allow it to avoid the cost of maintaining a separate backup credit facility program were the Company to issue commercial paper directly (Tr. at 15- 16).(6)

         Although the level of facility fees can not be established with certainty at this time (Exh. DTE 2-14), the Company has demonstrated that it will benefit from participation in the Money Pool because it will be able to share financing expenses with a greater base of NiSource affiliates. Moreover, Bay State's participation in the Money Pool would allow it to achieve economies of scale in its treasury function through the use of NiSource's integrated money pool system and technology platform (Exhs. BSG-4; DTE 2-10; DTE 2-11;

-------------------

(6) Commercial paper issuers are required to maintain a backstop credit facility to provide backup liquidity if there is a disruption in the commerical paper market (Tr. at 15-16).


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D.T.E. 01-75                                                              Page 7



Tr. at 25-27). Specifically, the Company's ability to consolidate its treasury operations to the corporate level would produce an estimated annual savings of $100,000 in payroll expense (Exhs. BSG-4; DTE 2-11). Significantly, the Money Pool provides that the obligations of the Participants are several and not joint (Exh. BSG-6, at 13-14). Therefore, the Company's ratepayers are insulated from any potential liability arising from the default of the other Participants. Bay State's financial officers will receive periodic reports regarding the operation of the Money Pool, and any of the Participants may choose not to seek financing through, or even choose to withdraw from, the Money Pool at any time (Exh. BSG-5, at 12-13; Tr. at 36, 42). Therefore, the reporting, non-exclusivity, and termination features of the Money Pool provide adequate protection to ratepayers against potential harm.

         Based on the foregoing analysis, the Department finds that the public interest is at least as well served by approval of the Company's proposal as by its denial. Therefore, the Department finds that the Company's participation in the Money Pool is consistent with the public interest. In granting this approval, the Department directs the Company to file a report after one year which clearly summarizes the first year of operation under the Money Pool. See D.P.U. 96-69 at 4; D.P.U. 91-133, at 4; New England Power Company/Massachusetts Electric Company, D.P.U. 589, at 4-5 (1981).

         The Department has promulgated final rules establishing Standards of Conduct for local distribution companies and their affiliates. Standards of Conduct Rulemaking, D.P.U. 97-96 (1998); 220 C.M.R.ss.ss.12.00 et. seq. Under the Department's Standards of Conduct, dealings between affiliated companies are permissible, provided that the price charged for goods or services rendered is


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D.T.E. 01-75                                                              Page 8



not greater than the market value of the goods sold or acquired or the services provided. 220 C.M.R. ss. 12.04(3). In this particular instance, although Bay State has demonstrated that its participation in the Money Pool allows it to access short-term debt at more favorable rates than otherwise available, the Company remains under an obligation to ensure that its transactions under the Money Pool do not give rise to allegations of self-dealing by NiSource. See 220 C.M.R. ss. 12.04(3).

V. ORDER
--------

         Accordingly, after due notice, hearing and consideration, it is

         ORDERED: That the Department hereby approves, in accordance with the provisions of G.L. c. 164,ss.17A, the participation of Bay State Gas Company in the NiSource Inc. System Money Pool agreement; and it is

         FURTHER ORDERED: That Bay State Gas Company shall submit a filing to the Department at the end of one year which clearly summarizes the first year of operation in order for the Department to determine that the NiSource Inc. System Money Pool agreement is still consistent with the public interest; and it is


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D.T.E. 01-75                                                              Page 9



         FURTHER ORDERED: That Bay State Gas Company shall comply with all other orders and directives contained herein.

                                         By Order of the Department,


                                         /s/ James Connelly
                                         ---------------------------------------
                                         James Connelly, Chairman

                                         /s/ W. Robert Keating
                                         ---------------------------------------
                                         W. Robert Keating, Commissioner


                                         /s/ Paul B. Vasington
                                         ---------------------------------------
                                         Paul B. Vasington, Commissioner


                                         /s/ Eugene J. Sullivan
                                         ---------------------------------------
                                         Eugene J. Sullivan, Jr., Commissioner


                                         /s/ Deirdre K. Manning
                                         ---------------------------------------
                                         Deirdre K. Manning, Commissioner


A true copy Attest:

/s/ Mary L. Cottrell
--------------------
Mary L. Cottrell
Secretary


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D.T.E. 01-75                                                             Page 10



Appeal as to matters of law from any final decision, order or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

Such petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or ruling of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court sitting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).